Mail Stop 3561

January 4, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Patrick M. Byrne
Chairman and Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah   84121

>   **Re: Overstock.com, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended September 30, 2007,**
>   **June 30, 2007 and March 31, 2007**
>   **File No. 0-49799**

Dear Mr. Byrne:

        We have reviewed your response dated December 14, 2007 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2006</u>

<u>General</u>

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

<u>Item 1. Business</u>

2.   We note your revised disclosure and response to comment 2 of our letter dated November 15, 2007 regarding revenues contributed by each class of product or service. It is not clear to us why you believe disclosing 80% of your revenues in a "general merchandise" category would provide investors with an understanding of your sales mix as opposed to categories such as jewelry, home, bedding, furniture, and clothing. Please revise your proposed disclosure by identifying more product categories based on your product offerings to comply with the requirements of Item 101(c)(1)(i) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

3.   We note your response to comment 5 of our letter dated November 15, 2007 regarding your accounting policy for revenue recognition and SAB Topic 13:A. According to your response, you currently recognize revenue for direct revenue and fulfillment partner revenue based on the premise that risk of loss and title transfers to the customer on the date of delivery to the carrier. However, as stated in your response, in substance, risk of loss does not transfer to the customer at the point of shipment, but instead transfers to the customer upon delivery and acceptance. Since assumption for risk of loss is a significant obligation during the delivery process, we are not persuaded that you should recognize revenue before the delivery process is complete. Please revise disclosure of your accounting policy accordingly to clarify that risk of loss transfers to the customer upon delivery and acceptance for all sales at which time revenue is recognized. Please revise your financial statements accordingly to reflect revenue being recognized based on delivery to the customer for all periods presented and provide the disclosures required by SFAS 154 for correction of an error.

Fulfillment Partner Revenue, page F-12

4.   We note your response to comment 6 of our letter dated November 15, 2007 regarding your basis for gross reporting of revenue from fulfillment partner sales. Please revise your disclosure to indicate that you are the primary obligor on these transactions and revenue is reported on a gross basis.

General

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief